October 3, 2006

Room 4561

Noriaki Yamaguchi
Representative Director and
 Chief Financial Officer
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

> **RE:** **Konami Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-31452**

Dear Mr. Yamaguchi:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief